

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2018

Andrew Lacko
Executive Vice President and Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, MN 55439

      Re: Regis Corporation
          Form 10-K for Fiscal Year Ended June 30, 2017
          Filed August 23, 2017
          File No. 001-12725

Dear Mr. Lacko:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                               Division of Corporation Finance
                                             Office of Telecommunications